June 17, 2009

BY HAND AND BY EDGAR

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

RE:	KAR Holdings, Inc. and the Listed Guarantor Co-Registrants

Form S-1 Registration Statement and Post-Effective Amendment No. 2 to

Form S-1 Registration Statement (File No. 333-158666)

Form 10-K for the Year Ended December 31, 2008 (File No. 333-148847)

Dear Mr. Owings:

On behalf of KAR Holdings, Inc., a Delaware corporation (the “Company”), enclosed is a copy of Amendment No. 1 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the Form S-1 Registration Statement and Post-Effective Amendment No. 2 to Form S-1 Registration Statement filed with the Commission on April 21, 2009.

The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of May 21, 2009 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, we have restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with

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June 17, 2009

the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in the Registration Statement.

Capitalization, page 33

1.	Please revise to delete cash and cash equivalents from your tabular presentation.

The Company has revised the tabular presentation on page 33 to delete cash and cash equivalents.

Management’s Discussion and Analysis of Financial Condition and Results of … page 41

Results of Operations, page 44

Operating Results Summary for the Year Ended December 31, 2008, page 44

Overview of the Results of KAR Holdings for the Year Ended December 31, 2008 … page 45

2.	We note that the tables on pages 45 and 48 and the corresponding revenue discussion on page 48 reflect total pro forma revenue for AFC for the year ended December 31, 2007 of $140.9 but that the tables on pages 50 and 53 and the corresponding revenue discussion on page 53 reflect total pro forma revenue for AFC for the year ended December 31, 2007 of $143.0. We also note that both the combined pro forma net revenues and loss before income taxes on page 35 are $1,588.9 and $(43.2), respectively. These numbers are consistent with your 2007 pro forma data in the 2008 as compared to 2007 presentation on pages 45 and 48 and the corresponding revenue discussion on page 48 but not your 2007 as compared to 2006 presentation on pages 50 and 53 and the corresponding revenue discussion on page 53. Please reconcile your pro forma presentation for the year ended December 31, 2007 on pages 50 and 53 with that on pages 35, 45 and 48.

The Company has revised its presentation to present pro forma revenue for AFC as $140.9 million on pages 55 and 58. The Company has also adjusted the subtotals in the corresponding tables, as well as the revenue and gross profit discussions and the percentage changes on pages 55 and 58.

Operating Results Summary for the Year Ended December 31, 2007, page 49

3.

Under this heading, you present a comparison of pro forma financial information of KAR Holdings, ADESA Auction, IAAI and AFC for the years ended December 31, 2007 and 2006 and state on page 49 that “[p]ro forma adjustments have been made to the historical combined statements of income for the years ended December 31, 2007 and

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June 17, 2009

2006 as if the Transactions had been completed on January 1, 2006.” Under the heading “Unaudited Pro Forma Consolidated Financial Data” on page 34, you provide unaudited pro forma consolidated financial data for the year ended December 31, 2007 “based on ADESA and IAAI’s audited financial statements for the periods from January 1, 2007 to April 19, 2007 and KAR Holdings’ audited financial statements for the period from January 1, 2007 to December 31, 2007, as adjusted to give effect to the Transactions.” Since you discuss results of operations comparing pro forma financial information for the fiscal years ended December 31, 2007 and 2006, please provide pro forma financial data for both the year ended December 31, 2007 as well as the year ended December 31, 2006 prepared in accordance with Article 11 of Regulation S-X.

The Company has added pro forma financial data for the year ended December 31, 2006 prepared in accordance with Article 11 of Regulation S-X to the “Unaudited Pro Forma Consolidated Financial Data” section beginning on page 34.

Liquidity and Capital Resources, page 54

4.	In the table on page 55, please provide appropriate footnote disclosure to the column “Year ended December 31, 2007” or other introductory disclosure to this table to indicate that your operations commenced on April 20, 2007.

The Company has revised the column “Year ended December 31, 2007” in the table on page 60 to include the following footnote disclosure:

“We were incorporated on November 9, 2006, but had no operations until the consummation of the Transactions on April 20, 2007.”

Management, page 110

5.	Please revise your disclosure to describe the business experience of each officer and director for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.

The disclosure on pages 115 through 117 has been revised in response to the Staff’s Comment.

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June 17, 2009

Executive Compensation, page 113

Compensation Discussion and Analysis, page 113

Elements Used to Achieve Compensation Philosophy and Objectives, page 114

Annual Cash Incentive Programs, page 114

Performance Targets for 2008 for the KAR Holdings Annual Incentive Program … page 116

6.	We note your disclosure under the heading “The Insurance Auto Auctions, Inc. 2008 Incentive Plan” on page 116 that you generally use adjusted EBITDA as a measure of financial performance under this plan. Please disclose each financial performance measure and the level of performance required to receive threshold, target and superior annual incentive payouts for 2008 under the Insurance Auto Auctions, Inc. incentive plan.

The Company has revised the disclosure on page 121 to delete the word “generally” before the words “adjusted EBITDA.” Adjusted EBITDA was the only measure of financial performance used under the Insurance Auto Auctions, Inc. 2008 Incentive Plan for the executive officers of IAAI.

The Company notes that it has disclosed on page 121 that Mr. O’Brien has received an award amount of $339,470 for 2008 under the Insurance Auto Auctions, Inc. 2008 Incentive Plan as a result of Insurance Auto Auctions, Inc. achieving a certain level of performance.

The Company believes that disclosure of the level of performance required to receive threshold, target and superior annual incentive payouts for 2008 under the Insurance Auto Auctions, Inc. 2008 Incentive Plan (the “Confidential Information”) would result in competitive harm to the Company and that such information can be excluded under Instruction 4 to Item 402(b) of Regulation S-K.

Disclosure of the Confidential Information would cause competitive harm to the Company due to the industry in which the Company operates. Insurance Auto Auctions, Inc. is one of the two primary players in the industry of providing salvage vehicles and related services in North America, with each of the other competitors having a significantly smaller market share in the industry. We respectfully advise the Staff that similar information (to our Confidential Information) is not available from our competitors. Such Confidential Information would provide the Company’s competitors with valuable insight into the Company’s views on the state of its markets and its ability to generate revenues and to compete in these markets. It may also allow competitors access to the Company’s business plan and strategies that the Company intends to implement to achieve the benchmarks within that business plan. Having knowledge of the Confidential Information may provide competitors the necessary information to prevent the Company from achieving its business goals.

Securities and Exchange Commission

June 17, 2009

Summary Compensation Table for 2008, page 121

7.	In the “Option Awards” column of this table, we note that you did not recognize in 2008 any amounts for financial statement reporting purposes in accordance with FAS 123R with respect to option awards. Your disclosure in your “Outstanding Equity Awards at Fiscal Year-End for 2008” table on page 126 and footnotes thereto suggest that some options vested during 2008. For example, (1) footnote 1 states that all of your named executive officers, with the exception of Mr. Phillips, had operating units in KAR LLC that vested on June 15, 2008, and (2) footnote 5 suggests that a portion of Mr. O’Brien’s operating units in Axle LLC vested on May 25, 2008. Refer to footnotes 1 and 5 to the “Outstanding Equity Awards at Fiscal Year-End for 2008” table on page 126. Please tell us why you did not recognize any amounts for financial statement reporting purposes in accordance with FAS 123R in connection with the vesting of these operating units.

The Company recognized a reduction in compensation expense for the KAR LLC and Axle LLC operating units for financial statement purposes in accordance with FAS 123(R), because the value of the units declined. As discussed in Note 4 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, the KAR LLC and Axle LLC operating units are accounted for as liability awards and are remeasured each reporting period at fair value. The Company reversed previously recognized compensation expense for these awards in 2008 as the fair value of the operating units declined. The Company presented no compensation expense for the operating units in the Summary Compensation Table on page 126 rather than presenting a negative amount for compensation.

The Company has revised footnote 2 to the Summary Compensation Table on page 127 by adding the language below to the end of the footnote:

“As discussed in Note 4 to our Annual Report on Form 10-K for the year ended December 31, 2008, the KAR LLC and Axle LLC operating units are accounted for as liability awards and are remeasured each reporting period at fair value. The Company reversed previously recognized compensation expense for these awards in 2008 as the fair value of the operating units declined. The Company presented no compensation expense in 2008 for the operating units in this table rather than presenting a negative amount for compensation.”

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June 17, 2009

Potential Payments Upon Termination or Change in Control – Tables, Page 132

Thomas O’Brien, page 133

8.	Please reconcile footnote 6 to this table with the amounts reflected in the related table and the disclosure under the heading “Employment Agreements with Named Executive Officers—Termination Due to Mr. O’Brien’s Death or Disability” on page 124.

The Company has added the following two sentences to the disclosure on page 129 at the end of the last paragraph under the subheading “Termination Due to Mr. O’Brien’s Death or Disability”:

“Long-term disability insurance is a company-paid benefit for all employees and is only paid after six months on short-term disability. The benefit is 66.67% of base pay capped at $10,000 per month.”

In addition, on page 138, the Company has renamed the column heading in the table under the heading “Thomas O’Brien” from “Other-Life Insurance” to “Insurance” and has moved footnote 6 from the row heading “Disability” to the new column heading “Insurance.”

Item 16.	Exhibits and Financial Statement Schedules, page II-17

9.	Please file the following documents as exhibits to your registration statement or tell us why it is not appropriate to do so:

•	Third Supplemental Indenture, dated May 6, 2008, related to the Floating Rate Senior Notes due 2014 (the “Floating Notes”);

•	Third Supplemental Indenture, dated May 6, 2008, related to the 8 3/4 % Senior Notes due 2014 (the “Fixed Notes”);

•	Third Supplemental Indenture, dated May 6, 2008, related to the 10% Senior Subordinated Notes due 2015 (the “Subordinated Notes”);

•	Fourth Supplemental Indenture, dated September 30, 2008, related to the Floating Notes;

•	Fourth Supplemental Indenture, dated September 30, 2008, related to the Fixed Notes;

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June 17, 2009

•

Fourth Supplemental Indenture, dated September 30, 2008, related to the Subordinated Notes (the Fourth Supplemental Indentures for the Floating Notes, the Fixed Notes and the Subordinated Notes are collectively referred to as the “Fourth Supplemental Indentures”);

•	Fifth Supplemental Indenture, dated March 26, 2009, related to the Floating Notes;

•	Fifth Supplemental Indenture, dated March 26, 2009, related to the Fixed Notes;

•	Fifth Supplemental Indenture, dated March 26, 2009, related to the Subordinated Notes;

•

The Severance, Release and Waiver Agreement between Curtis Phillips and AFC, dated September 12, 2008 and referenced under the heading “Severance and Change in Control Agreements” on page 118 and elsewhere in your registration statement; and

•	The Articles of Organization and the Operating Agreements of both KAR LLC and Axle LLC together with the Form of Operating Unit and the Form of Value Unit for each of KAR LLC and Axle LLC.

In response to the Staff’s Comment, the Company has filed the Third Supplemental Indentures, the Fourth Supplemental Indentures and the Fifth Supplemental Indentures related to each series of the Floating Notes, the Fixed Notes and the Subordinated Notes as Exhibits 4.12a, 4.12b, 4.12c, 4.13a, 4.13b, 4.13c, 4.14a, 4.14b and 4.14c, respectively, to the Registration Statement.

In response to the Staff’s Comment, the Company has filed the Severance, Release and Waiver Agreement as Exhibit 10.39 to the Registration Statement.

The Company did not file the Articles of Organization and the Operating Agreements of both KAR LLC and Axle LLC as exhibits to the Registration Statement because these entities are not registrants under the Registration Statement. In response to the Staff’s Comment, the Company did not file the Form of Operating Unit/Value Unit for each of KAR LLC and Axle LLC as an exhibit to the Registration Statement as such an award document does not exist.

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June 17, 2009

10.	In the opinion of your counsel filed as Exhibit 5.2 to your registration statement, counsel states that the Fourth Supplemental Indentures added as an additional guarantor Live Global Communications USA Incorporated. We note that this entity is not named in the table of additional registrants nor is it otherwise referenced in your registration statement. Please confirm that this entity no longer is a guarantor under your indentures, as supplemented, or revise your registration statement to reflect this guarantor entity or tell us why it is not appropriate to do so.

Live Global Communications USA Incorporated is no longer a guarantor under the indentures, as supplemented, because it was merged into LiveBlock Auctions International, Inc. on December 23, 2008 with LiveBlock Auctions International, Inc. as the surviving corporation. LiveBlock Auctions International, Inc. is an existing additional registrant under the Registration Statement.

11.	With your next amendment, please file complete copies of your material contracts filed as exhibits to your registration statement, including all exhibits, attachments and schedules to these agreements. For example, we note that you have not filed the exhibits to your credit agreement listed as Exhibit 10.2 in your exhibit index.

In response to the Staff’s Comment, the Company has re-filed complete copies of Exhibits 10.9, 10.13, 10.14, 10.24 and 10.36 to the Registration Statement.

In response to the Staff’s Comment, the Company has re-filed its Guarantee and Collateral Agreement and its Credit Agreement listed as Exhibits 10.1 and 10.2, respectively, including all schedules and exhibits except Schedule 6 of the Guarantee and Collateral Agreement and Schedule 5.17 and exhibits F-1 to F-7 of the Credit Agreement. Schedule 6 of the Guarantee and Collateral Agreement relates to certain information of the Company’s intellectual property and Schedule 5.17 of the Credit Agreement relates to a list of environmental matters, both of which the Company has, concurrently with the submission of this letter, requested for confidentiality pursuant to Rule 406 of the Securities Act of 1933, as amended, on the basis that such information constitutes “trade secrets and commercial or financial information obtained from a person [that are] confidential” and is therefore exempt from public disclosure under 5 U.S.C. §552(b)(4) of the Freedom of Information Act. Exhibits F-1 to F-7 of the Credit Agreement relate to form of legal opinions to the Credit Agreement. The Company respectfully submits that the form of legal opinions in exhibits F-1 to F-7 of the Credit Agreement do not include any operative terms or conditions that could have any impact on the Company and are not customarily filed because they reveal points of private, legal negotiations between the respective counsels and the administrative agent under the Credit Agreement.

In response to the Staff’s Comment, the Company has moved Exhibit 10.39 (Purchase and Sale Agreement, dated as of September 4, 2008, by and among KAR Holdings, Inc., ADESA California, LLC, ADESA San Diego, LLC, ADESA Texas, Inc., ADESA Florida, LLC, ADESA Washington, LLC and First Industrial Acquisitions, Inc.) and Exhibit 10.40 (Purchase and Sale Agreement, dated as of September 4, 2008, by and between ADESA Atlanta, LLC and First Industrial Acquisitions, Inc.) to Exhibits 99.1

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June 17, 2009

and 99.2, respectively, of the Registration Statement because the agreements are not deemed to be material contracts under Item 601(b)(10) of Regulation S-K and the principal text of those agreements was filed voluntarily to provide additional disclosure to investors.

Item 17.	Undertakings, page II-25

12.	Please provide the undertaking required by Item 512(a)(6) of Regulation S-K.

The Company has revised its disclosure in Item 17 on page II-27 to include the undertaking required by Item 512(a)(6) of Regulation S-K.

Signature Page of PAR, Inc.

13.	Please include the signature of the principal executive officer of PAR, Inc. in your amendment.

The Company has revised the signature page of PAR, Inc. to include the signature of the principal executive officer of PAR, Inc.

Form 10-K for the Year Ended December 31, 2008

Item 15.	Exhibits, Financial Statement Schedules, page F-159

14.	In future filings, please revise your disclosure in Item 15(a)(3) to remove any potential implication that the referenced agreements do not constitute public disclosure under the federal securities laws. Please also be advised that, notwithstanding the inclusion of this general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in your 10-K not misleading. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

In order to remove any potential implication that the referenced agreements do not constitute public disclosure under the federal securities laws, the Company will, in its future filings, revise the disclosure in Item 15(a)(3) to remove the first sentence thereof, which arguably may imply that the referenced agreements do not constitute public disclosure under the federal securities laws. In addition, the Company will add a sentence to its disclosure in Item 15(a)(3) acknowledging that notwithstanding the inclusion of the cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this 10-K not misleading.

Securities and Exchange Commission

June 17, 2009

Accordingly, in future filings, Item 15(a)(3) will read as follows:

Item 15. Exhibits, Financial Statement Schedules

a)	The following documents have been filed as part of this report or, where noted, incorporated by reference: …

3)	Exhibits—the exhibit list in the Exhibit Index is incorporated herein by reference as the list of exhibits required as part of this report.

The agreements included as exhibits to this Form 10-K contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

•	should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•	were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. The Company acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Form 10-K not misleading. Additional information about KAR Holdings may be found elsewhere in this Form 10-K and KAR Holdings’ other public filings, which are available without charge through the SEC’s website at http://www.sec.gov. See Item 1 “Business—Available Information.”

* * * * *

Securities and Exchange Commission

June 17, 2009

Please contact the undersigned at (317) 249-4508 should you require further information or have any questions.

Very truly yours,

/s/ Rebecca C. Polak
Rebecca C. Polak

cc:	Catherine Brown, Staff Attorney

Ellie Bavaria, Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Gregory A. Fernicola, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036